E.D.

19006269

| OMB APPROVAL | |
|---|---|
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| Expires: | August 31, 2020 |
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SEC Mail Processing Section
MAR 2019 - March 29, 2019
Washington DC
406

# ANNUAL AUDITED REPORT
# FORM X-17A-5 /A
# PART III

| SEC FILE NUMBER |
|---|
| 8-46065 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESS FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 N. CLINTON SUITE 450
(No. and Street)

| CHICAGO | ILLINOIS | 60661 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Gorchoff 312-655-8211
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASSETTI, LLC
(Name – *if individual, state last, first, middle name*)

| 6611 W. NORTH AVE. | OAK PARK | IL | 60661 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, NANCY GORCHOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACCESS FINANCIAL GROUP, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

VICTOR JOHN CHIGAS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACCESS FINANCIAL GROUP, INC.

## TABLE OF CONTENTS

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Access Financial Group, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. as of December 31, 2018, the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Access Financial Group, Inc.'s management. Our responsibility is to express an opinion on Access Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Access Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Access Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Access Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

We have served as Access Financial Group, Inc.'s auditor since 2016.

Oak Park, Illinois
February 25, 2019

6611 W. North Avenue • Oak Park, IL 60302 • P 708.386.1433 • F 708.386.0139 • www.sassetti.com

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

| | | December 31, 2018 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,310,385 |
| Receivable from broker-dealer | | 17,677 |
| TPA record keeping and administrative fees receivable | | 399,302 |
| Securities owned, at fair value | | 1,144,129 |
| Property and equipment, net of accumulated depreciation of $ 228,674 | | 40,774 |
| Deferred income tax asset | | 3,600 |
| Other assets | | 81,002 |
| | $ | 2,996,869 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 283,618 |
| TOTAL LIABILITIES | | 283,618 |
| STOCKHOLDERS' EQUITY | | |
| Common stock - $.01 par value; 4,000,000 shares authorized; and 1,231,962 issued and outstanding | | 12,320 |
| Additional paid in capital | | 1,114,551 |
| Retained earnings | | 1,536,146 |
| Accumulated other comprehensive income | | 50,234 |
| TOTAL STOCKHOLDERS' EQUITY | | 2,713,251 |
| | $ | 2,996,869 |

*See accompanying notes to financial statements.*

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

| | | YEAR ENDED December 31, 2018 |
|---|---|---|
| REVENUES | | |
| Commissions and fees | $ | 1,376,893 |
| TPA record keeping and administrative fees | | 2,099,725 |
| Interest and dividend income | | 39,115 |
| Gain on sale of marketable securities | | 1,067 |
| TOTAL REVENUES | | 3,516,800 |
| OPERATING EXPENSES | | |
| Commissions, clearing and exchange fees | | 1,138,319 |
| Compensation and related expenses | | 1,379,025 |
| Communications and data processing | | 213,987 |
| Occupancy | | 240,386 |
| Other operating expenses | | 366,841 |
| TOTAL OPERATING EXPENSES | | 3,338,558 |
| INCOME BEFORE TAXES | | 178,242 |
| INCOME TAX EXPENSE | | 34,958 |
| NET INCOME | | 143,284 |
| OTHER COMPREHENSIVE LOSS | | |
| Unrealized holding losses arising during the period | | (172,033) |
| Deferred income tax benefit on unrealized losses | | 49,200 |
| TOTAL OTHER COMPREHENSIVE LOSS | | (122,833) |
| TOTAL COMPREHENSIVE INCOME | $ | 20,451 |

*See accompanying notes to financial statements.*

ACCESS FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in | Retained | Accumulated Other Comprehensive | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income (Loss) | Total |
| BALANCE - December 31, 2017 | 1,231,962 | $ 12,320 | $ 1,114,551 | $ 1,392,862 | $ 173,067 | $ 2,692,800 |
| Comprehensive income: | | | | | | |
| Net income | - | - | - | 143,284 | | 143,284 |
| Other comprehensive loss | - | - | - | | $ (122,833) | $ (122,833) |
| BALANCE - December 31, 2018 | 1,231,962 | $ 12,320 | $ 1,114,551 | $ 1,536,146 | $ 50,234 | $ 2,713,251 |

*See accompanying notes to financial statements.*

**ACCESS FINANCIAL GROUP, INC.**
**STATEMENT OF CASH FLOWS**

| | | YEAR ENDED DECEMBER 31, 2018 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 143,284 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 29,573 |
| Gain on sale of marketable securities | | (1,067) |
| Deferred income taxes | | (8,400) |
| (Increase) decrease in assets: | | |
| Receivable from broker - dealer | | (225) |
| TPA record keeping and administrative fees receivable | | 11,220 |
| Other assets | | 26,653 |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | | (4,637) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 196,401 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | | (8,782) |
| Net ( purchase) sale of marketable securities | | (63,625) |
| NET CASH USED IN INVESTING ACTIVITIES | | (72,407) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 123,994 |
| Cash and cash equivalents beginning of year | | 1,186,391 |
| Cash and cash equivalents at end of year | $ | 1,310,385 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Interest Paid | $ | - |
| Income taxes paid | $ | - |
| Change in unrealized loss, net of deferred taxes, recorded in other comprehensive income | $ | (122,833) |

*See accompanying notes to financial statements.*

ACCESS FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

**NOTE A - Organization and nature of business**

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

**NOTE B - Summary of significant accounting policies**

*Basis of accounting*
The Company uses the accrual method of accounting. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

*Cash and cash equivalents*
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

*Management fee receivable, administrative fees receivable and allowance for doubtful accounts*
Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for doubtful accounts recorded at December 31, 2018

*Property and equipment*
Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

*Income taxes*
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to primarily depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), accrued compensation and other comprehensive income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

## NOTE B - Summary of significant accounting policies, continued

Revenue Recognition

The Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606), and all related amendments on January 1, 2018. The adoption of ASU 2014-09 had no impact on the Company's financial statements for the year ended December 31, 2018, as the timing of revenue recognition for all contracts and revenue streams remains substantially unchanged. Commission revenue, investment advisory fees, and recordkeeping fees are recognized based upon the accrual method of accounting. These fees are fixed in nature and are thus quantifiable on a monthly basis.

The Company buys and sells securities on behalf of its clients; these transactions result in commission revenue for the Company. Commissions and related clearing expenses area recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date, as the pricing is agreed upon with the identification of the underlying financial instrument or purchaser. Once the transaction has been agreed upon, the risk and rewards of ownership transfer to or from the customer.

The Company charges fees to its clients for providing investment advisory services and recordkeeping fees to its trust service clients. The Company believes the performance obligation for providing these services is satisfied over time, with the customer receiving and consuming the services as they are provided by the Company. Fee arrangements are based on a percentage applied to a customer's assets under management. Fees are received monthly or quarterly, and are recognized as revenue in the period(s) specific to the services provided.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expense for year ending December 31, 2018 was $ 949.

Securities transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

Fair value of financial instruments

FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Fund's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

**NOTE B - Summary of significant accounting policies, continued**

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Comprehensive income*

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity.

*Subsequent events*

The Company has evaluated subsequent events through February 25, 2019, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

**NOTE C - Employee benefit plan**

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ending December 31, 2018 was **$46,150.**

**NOTE D - Securities owned, at fair value**

In accordance with the ASC 820, the following tables represent the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018:

| | Quoted Prices In Active Markets for Identical Assets (Level 1) |
|---|---|
| Equities and financial institution preferred equities | **$1,144,129** |

**NOTE D - Securities owned, at fair value, continued**

There were no transfers between levels during the year ending December 31, 2018. The company classifies its marketable securities as "available for sale". They may be sold in response to changes in interest rates, liquidity need, and for other purposes.

Cost and fair value of marketable equity securities at December 31, 2018 are as follows:

| | Cost | Gross unrealized gains | Fair value |
|---|---|---|---|
| Equities and financial institution preferred equities | $1,084,153 | $59,976 | $1,144,129 |

**NOTE E - Commitments and related party transactions**

The Company leases office space under an operating lease agreement expiring on May 31, 2022. The lease is with a partnership in which the officers of the Company have an interest. Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending December 31st:

| | | |
|---|---|---|
| 2019 | $ | 158,947 |
| 2020 | | 161,729 |
| 2021 | | 164,559 |
| 2022 | | 69,061 |
| | $ | 554,296 |

Rent expense for the year ending December 31, 2018 was $ 156,213 which was paid to the affiliated partnership.

**NOTE F - Property and equipment**

*Property and equipment*

Property and equipment consist of the following as of December 31, 2018:

| | | |
|---|---|---|
| Furniture and equipment | $ | 15,427 |
| Computer equipment | $ | 165,074 |
| Leasehold improvements | $ | 88,947 |
| | $ | 269,448 |
| Less accumulated depreciation | $ | (228,674) |
| | $ | 40,774 |

Depreciation expense for the twelve months ending December 31, 2018 was $29,573.

**NOTE G - Off balance sheet credit and market risk**

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

**NOTE H - Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company has a net capital of $2,028,923, (per regulatory requirements) which is $1,978,923 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .14 to 1 at December 31, 2018.

**NOTE I - Income taxes**

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2018 are as follows:

| | |
|---|---|
| Total deferred tax assets | $ 24,150 |
| Total deferred tax liability | (20,550) |
| Net deferred tax assets | $ 3,600 |

The Company's provision for income taxes consists of the following:

| | |
|---|---|
| Current income tax expense | $ 43,358 |
| Deferred tax benefit | (8,400) |
| | $ 34,958 |

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations by the authorities for years before 2015.

On December 22, 2017 the Tax Cuts and Jobs Act (the "Act") was signed into law. Among other provisions, the Act reduces the Federal statutory corporate income tax rate from 35% to 21% beginning in 2018. We have incorporated the new rates in our tax calculations for the year ended December 31, 2018 and the effects are reflected in our financial statements.

**NOTE I - Income taxes, continued**

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 28% as of

December 31, 2018 is as follow:

| | | Effective Tax Rate |
|---|---|---|
| Tax computed at statutory rate | $ 49,908 | 28.00 % |
| Dividends received deduction | (14,532) | (8.10)% |
| Other | (418) | (.29)% |
| Total statutory income taxes incurred | $ 34,958 | 19.61% |

**NOTE J - Recent accounting pronouncements**

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard will be effective for the Company's December 31, 2020 financial statements.

Management is currently reviewing the impact of these accounting pronouncements on the Company's financial statements.

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

ACCESS FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

| | | December 31, 2018 |
|---|---|---|
| Total Stockholders' Equity from Statement of Financial Condition | $ | 2,713,251 |
| Less non-allowable assets | | (526,719) |
| Add deferred tax liability | | 0 |
| Net capital before haircuts on securities | $ | 2,186,532 |
| Haircuts on securities pursuant to Rule 15c3-1 | | (157,609) |
| Net capital | $ | 2,028,923 |
| Net capital requirement | | 50,000 |
| Additional net requirement | | 10,000 |
| Excess net capital | $ | 1,968,923 |
| Total aggregate indebtedness | $ | 283,618 |
| Percentage of aggregate indebtedness to net capital | | 13.98% |

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part II A of Form X-17A-5) as of December 31, 2018:

| | | |
|---|---|---|
| Net capital, as reported in Company's Part II A Unaudited Focus Report | $ | 2,014,560 |
| Other operating adjustments | | (7,237) |
| Adjustment to deferred tax liability | | 54,000 |
| Adjustment for non-allowable assets | | (32,400) |
| Net capital, per December 31, 2018 audit report | $ | 2,028,923 |

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part II A of Form X-17A-5) as of December 31, 2018:

| | | |
|---|---|---|
| Total Aggregate Indebtedness, as reported in Company's Part II A Focus Report | | 297,981 |
| Adjustment to assets | | 32,400 |
| Adjustment to liabilities | | 7,237 |
| Adjustment to deferred tax liability | | (54,000) |
| Total Aggregate Indebtedness, per December 31, 2018 audit report | $ | 283,618 |

A C C E S S
FINANCIAL GROUP, INC.

## Exemption Report

Access Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

Access Financial Group, Inc.

I, Nancy Gorchoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nancy Gorchoff Dated 2/12/2019



118 N Clinton St., Suite 450 • Chicago, IL 60661 • 800 487 8220 • 312 655 8200 • Fax 312 655 8224 • www.afinancial.com

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Access Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Access Financial Group, Inc. stated that Access Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Access Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC

Oak Park, Illinois
February 25, 2019

6611 W. North Avenue • Oak Park, IL 60302 • P 708.386.1433 • F 708.386.0139 • www.sassetti.com

# SUPPLEMENTARY REPORT

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Access Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Access Financial Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

Oak Park, Illinois
February 25, 2019

6611 W. North Avenue • Oak Park, IL 60302 • P 708.386.1433 • F 708.386.0139 • www.sassetti.com

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46065 FINRA DEC

ACCESS FINANCIAL GROUP INC
118 N CLINTON ST., STE 450
CHICAGO, IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GERI KROSEL 312-655-8214

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1,929

B. Less payment made with SIPC-6 filed (exclude interest) ( 966 )
7/30 $913 9/10 $53
Date Paid

C. Less prior overpayment applied ( -0- )

D. Assessment balance due or (overpayment) 963

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 963

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 963 ck#74235

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACCESS FINANCIAL GROUP, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21ST day of FEBRUARY, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2018 and ending DEC 31, 2018

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,344,766 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 172,033 |
| Total additions | 172,033 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 178,928 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 33,001 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ITS (TPA) $2,019,185.25 SEE LETTER (Deductions in excess of $100,000 require documentation) | 2,019,185 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 2,231,114 |
| 2d. SIPC Net Operating Revenues | $ 1,285,685 |
| 2e. General Assessment @ .0015 | $ 1,929 |
| | (to page 1, line 2.A.) |

A C C E S S
FINANCIAL GROUP, INC.

February 25, 2019

Securities Investors Protection Corp.
Ms. Christine R. King
1667 K St. N.W., Suite 1000
Washington, D.C, 20006-1620

RE: Letter of explanation for Access Financial Group Deductions on 12/31/2018 SIPC 7 Calculation

Dear Ms. King,

It was suggested by SIPC that we always include this letter as an explanation of our deductions of Funeral Home Accounting Fees from our SIPC calculation. Access Financial Group does participant record-keeping for funeral homes and cemeteries preneed trusts through its memorial record keeping division, Interment Trust Services (ITS). People prepay for their funerals and burial plots and pay this money to their funeral homes or cemeteries (FH/Cems). These FH/Cems need to put the funds in a funeral trust account. ITS/Access does participant detailed record-keeping for the FH/Cem accounts in three different types of accounting services. These will be described below.

1) Investment Advisory FH/Cem Accounts. For these accounts, Access does the investment management is paid an Investment Advisory Fee and receives NO commissions. This Investment Advisory revenue is included in the calculation of revenue that SIPC receives a fee on. Access also receives an accounting fee on the NH trust that is not part of the Investment Advisory Fee and therefore these fees been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

2) Investment Management / Record-Keeping accounts. For these accounts, Any investments purchased or sold through Access that generate commissions are included in the SIPC calculation, for which SIPC receives a fee. Any ITS Record-Keeping fees for accounting services from this group of FH/Cem accounts have been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

3) TPA Only Accounts – Third Party Record-Keeping. For these accounts, Access has nothing to do with any of the investments, and receives a copy of the bank or trust statement from outside Banks to do accounting services. ITS/Access only performs a TPA/accounting service function and therefore excludes all revenues from this line of business from the SIPC calculation, as this portion of the business has nothing to do with investments.

Registered Broker-Dealer
Member FINRA/SIPC

118 N. Clinton St., Suite 450 • Chicago, IL 60661 • 800 487 8220 • 312 655 8400 • Fax 312 655 8268 • www.afinancial.com

A | C | C | E | S | S
FINANCIAL GROUP, INC.

The revenue deductions are grouped as follows:

Investment Advisory Accounts: $0.00 Deductions
Third Party Record-Keeping (TPA) Only Accounts: $2,019,185.25 Deductions for Accounting Services

Please feel free to contact me if you have any questions.

Sincerely,

Nancy J. Gorchoff
Chief Financial Officer
Access Financial Group, Inc.
(312) 655-8211